Filed by Kinder Morgan Energy Partners, L.P.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Company:  Copano Energy, L.L.C.

Commission File No.: 001-32329

Let me begin by telling you how delighted we are to enter into an agreement to combine Kinder Morgan Energy Partners with Copano Energy.  I believe this transaction is a win-win opportunity for Kinder Morgan and Copano and for the employees and the unitholders of both companies.  At Kinder Morgan, we’re bullish on the future of domestic shale plays, which are revolutionizing the energy landscape across the United States.  Merging Copano’s gathering, processing and fractionation assets with KMP’s financial strength and our extensive pipeline transportation and storage assets should provide an excellent platform to further grow Copano’s midstream service assets.  Furthermore, Copano has identified a large number of attractive expansion projects and KMP has the capital to fund them.

Copano unitholders have been offered a substantial per-unit premium through this transaction.  The combination of KMP and Copano is also expected to produce immediate value (upon closing) to KMP unitholders and Kinder Morgan, Inc. shareholders through strong cash flow accretion.  Broadening our midstream services footprint at KMP will also allow us to offer a wider array of services to existing and potential customers.

When this transaction is completed, which will likely occur in the third quarter of 2013, you will be joining Kinder Morgan—the largest midstream and third largest energy company in North America with about 75,000 miles of pipelines, 180 terminals and an enterprise value of approximately $100 billion.  Kinder Morgan is:

•                  Largest natural gas transporter and storage operator in the U.S. with approximately 62,000 miles of pipelines.  Pipelines are connected to every important shale resource play including Eagle Ford, Marcellus, Utica, Uinta, Haynesville, Fayetteville and Barnett.  We are also the largest provider of contracted natural gas treating services.

•                  Largest independent transporter of petroleum products in the U.S., transporting approximately 1.9 million barrels per day of gasoline, jet fuel, diesel, natural gas liquids and crude oil.

•                  Largest transporter of CO2 in the U.S., transporting about 1.3 billion cubic feet per day.  Most of the carbon dioxide is used in enhanced oil recovery projects in the Permian Basin of West Texas.  We are also the second largest oil producer in Texas, producing about 55,000 barrels per day.

•                  Largest independent terminal operator in the U.S.  Our liquids terminals store refined petroleum products, chemicals, ethanol and more, and have a capacity of 112 million barrels.  Our dry bulk terminals store and handle such materials as coal, petroleum coke and steel, and we handle over 100 million tons per year.

•                  Only oilsands pipeline serving the West Coast.  The Trans Mountain pipeline system transports 300,000 barrels of crude oil per day to Vancouver, B.C., and Washington state, and an expansion is being pursued to increase capacity to 890,000 barrels per day.

If all goes as expected, Kinder Morgan and Copano will be one company soon.  Until then, it’s important for all of us to do everything we can to stay focused on performing our jobs to the best of our abilities to positively position each company for the future.  At Kinder Morgan, we strive for both financial and operational excellence and to meet our customers’ needs, and I know you have similar goals at Copano.

I know that you have many questions and we’ll do our best to answer them and keep you informed as the integration process progresses.  If you’re interested in knowing more about Kinder Morgan, I encourage you to visit our web site at www.kindermorgan.com.

Thanks, and we look forward to welcoming you to the Kinder Morgan family when this transaction closes!

Rich Kinder

Chairman and CEO

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

KMP plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  KMP and Copano plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Proxy Statement/Prospectus will contain important information about KMP, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by KMP and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMP or Copano at the following:

	KMP	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

KMP and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding the directors and executive officers of KMP’s general partner and Kinder Morgan Management, LLC, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMP and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMP or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMP to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMP’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  KMP and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.